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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.       )*

CHART INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

16115Q209

(CUSIP Number)

William Appleton, Esq.
Baker & Hostetler LLP
312 Walnut Street, Suite 3200
Cincinnati, Ohio 45202
(513) 929-3403

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 16115Q209

Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Arthur S. Holmes

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☑
	(b)	☐ See Item 2(a) within

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7.	SOLE VOTING POWER 37,988

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 37,988

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,988

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .7%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 16115Q209

Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christine H. Holmes

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☑
	(b)	☐ See Item 2(a) within

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7.	SOLE VOTING POWER 36,848

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 36,848

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,848

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .7%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 16115Q209

Page 4 of 9 Pages

                  This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Chart Industries, Inc. (the “Issuer”).
Item 1.      Security and Issuer.
                  This Statement relates to the Shares of the Issuer. The address of the principal executive office of the Issuer is 5885 Landerbook Drive, Suite 205, Cleveland, Ohio 44124.
Item 2.      Identity and Background.
                  (a)      This Statement is filed on behalf of each of the following persons (collectively, as a group, the “Reporting Persons”):
                            (i)       Arthur S. Holmes, Trustee of The Arthur S. Holmes Trust dated December 20, 1993, as restated January 22, 1998 and March 4, 2003; and
                            (ii)      Christine H. Holmes, Trustee of The Christine H. Holmes Trust dated December 20, 1993, as restated January 22, 1998 and March 4, 2003.
                  (b)      The address of each of the Reporting Persons is 4387 Lakeside Drive, Bemus Point, New York 14712. Arthur S. Holmes is a director of the Issuer. Christine H. Holmes is the wife of Arthur S. Holmes.
                  (c)      During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding.
                  (d)      During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (e)      The Reporting Persons are United States citizens.
Item 3.      Source and Amount of Funds or Other Consideration.
                  Not applicable.
Item 4.      Purpose of the Transaction.
                  On August 2, 2005, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Reserve Fund X, L.P., a Delaware limited partnership (“First Reserve”), CI Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of First Reserve (the “Merger Subsidiary”), Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch & Co., Inc., OCM Principal Opportunities Fund II, L.P., Audax Chart LLC, Carl Marks Strategic Investments, L.P., Carl Marks Strategic Investments III, L.P., Van Kampen Senior Loan Fund, GE Capital CFE, Inc., and the Reporting Persons as trustees of the Trusts referred to above (collectively, the “Principal Stockholders”).

CUSIP No. 16115Q209

Page 5 of 9 Pages

                   Subject to the terms and conditions of the Merger Agreement, the Merger Subsidiary has agreed to acquire all the outstanding Shares of the Issuer for a cash purchase price of $65.74 per share, less the Issuer’s transaction expenses. In addition, the holders of the Issuer’s outstanding warrants and options will receive the same per share cash purchase price less the exercise price of the warrants and options. The Merger Subsidiary will first purchase the Shares owned by the Principal Stockholders. Following the purchase of the Principal Stockholders’ Shares and the purchase of additional Shares, if any, required for the Merger Subsidiary to own at least 90% of the Issuer, the Merger Subsidiary will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation. The same per share price paid to the Principal Stockholders will be paid to the Issuer’s remaining stockholders. The transaction is subject to the receipt of necessary approvals under applicable antitrust and competition laws and other customary closing conditions.
                  The summary of the Merger Agreement contained in this Item 4 is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 8, 2005, and is incorporated herein by reference.
Item 5.      Interest in Securities of the Issuer.
                  According to information provided by the Issuer in the Merger Agreement, the number of Shares outstanding was 5,360,409 as of July 18, 2005.
                  (a)      Arthur S. Holmes, as trustee, is the beneficial owner of 37,988 Shares, and Christine H. Holmes, as trustee, is the beneficial owner of 36,848 Shares. The number of Shares owned by each Reporting Person represents approximately .7% of the total number of Shares outstanding.
                  (b)      Each of the Reporting Persons has the sole power to vote and dispose of the aforesaid Shares.
                  (c)      Except for the transactions described in Item 4 herein, there have been no transactions effected with respect to the Shares during the last 60 days prior to the date hereof by either of the Reporting Persons.
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Arthur S. Holmes, as trustee, owns a warrant for 39,987 Shares, and Christine H. Holmes, as trustee, owns a warrant for 38,787 Shares. The Reporting Persons intend to surrender these warrants pursuant to the Merger Agreement in exchange for cash consideration as provided in the Merger Agreement.

CUSIP No. 16115Q209

Page 6 of 9 Pages

                  (g)      Arthur S. Holmes is the beneficial owner of 223 Shares held in an individual retirement account. These Shares will be exchanged pursuant to the Merger for cash consideration as provided in the Merger Agreement.
Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  The description of the Merger Agreement contained in Item 4 is incorporated herein by reference.
Item 7.      Material to be filed as Exhibits.
                  The Exhibit Index is incorporated herein by reference.
SIGNATURE
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 10, 2005	ARTHUR S. HOLMES, TRUSTEE OF THE ARTHUR S. HOLMES TRUST DATED DECEMBER 20, 1993, AS RESTATED JANUARY 22, 1998 AND MARCH 4, 2003
	By:	/s/ William Appleton
William Appleton
Attorney-in-Fact*

Dated: August 10, 2005	CHRISTINE H. HOLMES, TRUSTEE OF THE CHRISTINE H. HOLMES TRUST DATED DECEMBER 20, 1993, AS RESTATED JANUARY 22, 1998 AND MARCH 4, 2003
	By:	/s/ William Appleton
William Appleton
Attorney-in-Fact*

*	Executed pursuant to a Power of Attorney, dated August 4, 2005, a copy of which is attached as Exhibit 3 to this Schedule 13D.

CUSIP No. 16115Q209

Page 7 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description	Page No.
Exhibit 1	Joint Filing Agreement, dated August 9, 2005 by and among the Reporting Persons	8

Exhibit 2	Agreement and Plan of Merger, dated August 2, 2005, by and among the Issuer, First Reserve Fund X, L.P., CI Acquisition, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed on August 8, 2005)

Exhibit 3	Power of Attorney, dated August 4, 2005	9